UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: August 15, 2012

Commission File Number: 000-53808

Algonquin Power & Utilities Corp.

(Translation of registrant’s name into English)

2845 Bristol Circle

Oakville, Ontario, L6H 7H7, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated June 13, 2012
99.2	Report of Voting Results, dated June 21, 2012
99.3	Certificate Regarding Dissemination to Shareholders, dated June 21, 2012
99.4	Press Release, dated June 29, 2012
99.5	Second Amended and Restated 51% Membership Interest Purchase and Sale Agreement, dated as of June 29, 2012
99.6	Press Release, dated July 3, 2012
99.7	Press Release, dated July 5, 2012
99.8	Material Change Report, dated July 10, 2012
99.9	Cover Letter, dated July 12, 2012
99.10	Press Release, dated August 1, 2012
99.11	Early Warning Report, dated August 2, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: August 15, 2012	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer